

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





07054725

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
PE 4-12-07



RECD S.E.C.
MAY 1 4 2007
1086

May 14, 2007

Richard Allen
62 William Street – 4th Floor
New York, NY 10005

Act: 1934
Section:
Rule: 14A-8
Public Availability: 5/14/2007

Re: CBS Corporation
Incoming letter dated April 12, 2007

Dear Mr. Allen:

This is in response to your letter dated April 12, 2007, which we received on April 13, 2007, concerning the shareholder proposal you submitted to CBS. We also have received a letter from CBS dated April 13, 2007. On April 12, 2007, we issued our response expressing our informal view that CBS could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Angeline C. Straka
Senior Vice President
Deputy General Counsel and Secretary
CBS Corporation
51 West 52 Street
New York, NY 10019-6188

RICHARD ALLEN

62 William Street – 4th Floor
New York, NY 10005
Tel: 917-434-3480
Fax: 212-843-2711

April 12, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: CBS Corporation Shareholder Proposal

Ladies and Gentlemen:

I am writing this letter in opposition to the March 29, 2007 letter from Ms. Angeline C. Straka, Senior Vice President of CBS Corporation.

I request that my Shareholder Proposal, copies of which have been provided to your office by CBS Corporation, be permitted to be included in the Company's proxy statement for the Company's 2007 Annual Meeting of Shareholders.

My proposal was delivered to CBS Corporation before the exact date and place of the 2007 Annual Meeting was decided. There is ample time to include it in the proxy statement, as the notice has not been sent for printing for delivery to the shareholders.

The date included in the CBS Company's 2006 notice of Annual Meeting included a false and arbitrary deadline that was meant to hinder Shareholder rights. The date has no relation to the timetable for the printing and delivery of the 2007 Notice of Shareholders Annual Meeting.

I respectfully request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission not exclude my proposal from the 2007 CBS Notice of Annual Meeting.

Respectfully submitted,



Richard Allen
Shareholder

RA:lb
cc: Angeline C. Straka, Senior Vice President
Louis J. Briskman
Kimberly Pittman



ANGELINE C. STRAKA
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL AND SECRETARY

CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188

(212) 975-5889
FAX: (212) 597-4063
angeline.straka@cbs.com

RECEIVED

BY FACSIMILE AND OVERNIGHT DELIVERY

April 13, 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington D.C. 20549

Re: CBS Corporation Shareholder Proposal

Ladies and Gentlemen:

On behalf of CBS Corporation (the "Company"), I am writing to reply to the letter dated April 12, 2007 submitted by Richard Allen (the "Proponent") to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), a copy of which is attached hereto as Exhibit A. The Proponent's letter is in response to the Company's letter to the Staff dated March 29, 2007 (a copy of which was sent on the same date to the Proponent) seeking to exclude the Proponent's proposal from the Company's proxy materials for its 2007 Annual Meeting. The Proponent's proposal concerns certain alleged practices at one of the Company's subsidiaries.

The Proposal Was Not Timely Submitted

Contrary to the claims made in the Proponent's letter, the Company did not fix a "false and arbitrary deadline" for shareholders to submit shareholder proposals. Rather, the Company calculated the deadline for receipt of shareholder proposals with respect to its 2007 Annual Meeting pursuant to Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and published such deadline in its proxy statement filed with the Commission and distributed to shareholders in connection with its 2006 Annual Meeting in accordance with Rule 14a-5(e)(1) of the Exchange Act. Therefore, the CBS shareholders had notice of the deadline as early as April 2006. As discussed in our letter to the Staff dated March 29, 2007, the Proponent did not submit his proposal to the Company until March 19, 2007, months after the published deadline of December 15, 2006. Moreover, the method for determining the deadline as established by the rules and regulations of the Commission is applicable to all public companies and has no relation to a specific company's timetable for the printing and delivery of its proxy statement.

Request

As set forth in our letter to the Staff dated March 29, 2007, we again respectfully request that the Staff not recommend any enforcement action as a result of the Company's exclusion of the proposal from its 2007 proxy materials, which were filed with the Commission earlier today.

As required by Rule 14a-8(j), six copies of this letter are enclosed herewith and a copy of this letter is simultaneously being sent to the Proponent. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussion, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of a written response to this letter. Please do not hesitate to contact the undersigned at (212) 975-5889. Thank you for your consideration.

Very truly yours,



Angeline C. Straka

cc: Mr. Richard Allen
Louis J. Briskman (CBS Corporation)
Executive Vice President and
General Counsel

EXHIBIT A

RICHARD ALLEN
62 William Street – 4th Floor
New York, NY 10005
Tel: 917-434-3480
Fax: 212-843-2711

April 12, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED
APR 13 2007
ANGELINE C. STRAKA

RE: CBS Corporation Shareholder Proposal

Ladies and Gentlemen:

I am writing this letter in opposition to the March 29, 2007 letter from Ms. Angeline C. Straka, Senior Vice President of CBS Corporation.

I request that my Shareholder Proposal, copies of which have been provided to your office by CBS Corporation, be permitted to be included in the Company's proxy statement for the Company's 2007 Annual Meeting of Shareholders.

My proposal was delivered to CBS Corporation before the exact date and place of the 2007 Annual Meeting was decided. There is ample time to include it in the proxy statement, as the notice has not been sent for printing for delivery to the shareholders.

The date included in the CBS Company's 2006 notice of Annual Meeting included a false and arbitrary deadline that was meant to hinder Shareholder rights. The date has no relation to the timetable for the printing and delivery of the 2007 Notice of Shareholders Annual Meeting.

I respectfully request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission not exclude my proposal from the 2007 CBS Notice of Annual Meeting.

Respectfully submitted,



Richard Allen
Shareholder

RA:lb
cc: Angeline C. Straka, Senior Vice President
Louis J. Briskman
Kimberly Pittman

END